UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 31, 2026, Ascentage Pharma Group International issued three press releases entitled: (1) “Ascentage Pharma Presents Its First Dataset on MDM2-p53 Inhibitor Alrizomadlin (APG-115) in Pediatric Solid Tumors at ASCO 2026”; (2) “Ascentage Pharma Presents Updated Clinical Data for Olverembatinib as Second-Line Therapy in CML-CP at ASCO 2026”; and (3) “Ascentage Pharma Presents Data on Olverembatinib in CML-LBP and Ph+ BCP-ALL at ASCO 2026”. Copies of the press releases are furnished as Exhibits 99.1, 99.2, and 99.3.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Alrizomadlin press release dated May 31, 2026
99.2	Olverembatinib as Second-Line Therapy in CML-CP press release dated May 31, 2026
99.3	Olverembatinib in CML-LBP and Ph+ BCP-ALL press release dated May 31, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: June 1, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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